BAYES CAPITAL MARKETS LLC

Annual Audited Report
Form X-17a-5, Part III
Year Ended December 31, 2016

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 68953

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/16 AND ENDING 12/31/16
                                   MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **BAYES Capital Markets LLC**

	OFFICIAL USE ONLY
	FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

54 Jefferson Avenue, Suite 2
(No. and Street)

Westwood   NJ   07675
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Patrick J. Marron   (516) 287-2726
                                              (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Polcari & Company, CPA's
                      (Name – if individual, state last, first, middle name)

2035 Hamburg Tpke, Unit H Wayne   NJ   07470
(Address)   (City)   (State) (Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, _____Douglas Sanzone_____, swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

__BAYES CAPITAL MARKETS LLC_____, as

of December 31_____, 20 16____, are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

SARAH A. RITTER CHUNG
NOTARY PUBLIC OF NEW JERSEY
ID # 50011382
My Commission Expires 3/6/2020



Notary Public

_____
Signature

_____CEO_____
Title

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☑ (o) EXEMPTION REPORT.

**For conditions of confidential treatment of certain portions of this filing. see section 240.17a-5(e)(3).



CERTIFIED PUBLIC ACCOUNTANTS

2035 HAMBURG TURNPIKE, UNIT H
WAYNE, NEW JERSEY 07470
TELEPHONE: (973) 831-6969
FAX: (973) 831-6972
E-MAIL: POLCARICO@OPTONLINE.NET

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Bayes Capital Markets LLC.
Westwood, NJ 07675

We have audited the accompanying statement of financial condition of Bayes Capital Markets LLC. (the "Company"), a Delaware Company, which comprise the statement of financial condition as of December 31, 2016 and the related statements of operations, changes in member equity, and cash flows for the year then ended and the related notes to the financial. Bayes Capital Markets LLC's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Bayes Capital Markets, LLC, as of December 31, 2016, and the results of its operations, and its cash flows for the years then ended in accordance with the accounting principles generally accepted in the United States of America.

The supplemental information contained in Schedules I, II and III and have been subjected to audit procedures performed in conjunction with the audit of Bayes Capital Markets, LLC's financial statements. The supplemental information is the responsibility of Bayes Capital Markets, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 CFR 240.17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information described above is fairly stated, in all material respects, in relation to the financial statements as a whole.

Polcari & Company

POLCARI & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS

Wayne, New Jersey
February 23, 2017

POLCARI & CO.
CERTIFIED   PUBLIC   ACCOUNTANTS

Bayes Capital Markets LLC
Statement of Financial Condition
December 31, 2016

Assets

Cash	$ 1,119,527
Receivable from clearing broker	152,452
Due from parent	1,077
Prepaid expenses	452
Total assets	**$ 1,273,508**

Liabilities and Member's Equity

Current Liabilities

Accounts payable and accrued expenses	$ 26,727
Due to affiliate	4,782
Securities sold not yet purchased, at fair value	367
	31,876

Commitments and contingencies

Member's equity	1,241,632
Total liabilities and member's equity	**$ 1,273,508**

The accompanying notes are an integral part of these financial statements.

Bayes Capital Markets LLC
Statement of Operations
Year Ended December 31, 2016

Revenues		
Rebate income	$	26,786
Trading income(loss)		(15,857)
Total		10,930
Expenses		
Technology costs		184,044
Clearing and execution		37,237
Professional fees		29,026
Communications		18,694
Office rent		13,200
Regulatory fees		197
Other		575
		282,974
Net loss	$	(272,044)

The accompanying notes are an integral part of these financial statements.

Bayes Capital Markets LLC
Statement of Changes in Member's Equity
Year Ended December 31, 2016

Member's equity, December 31, 2015	S	1,408,676
Net loss		(272,044)
Contributions		130,000
Withdrawals		(25,000)
Member's equity, December 31, 2016	S	1,241,632

The accompanying notes are an integral part of these financial statements.

Bayes Capital Markets LLC
Statement of Cash Flows
Year Ended December 31, 2016

Cash flows from operating activities

Net loss	$	(272,044)
Adjustments to reconcile net income to net cash provided by operating activities		
Unrealized losses		76
Increase (decrease) in cash attributable to changes		
in operating assets and liabilities		
Receivable from clearing broker		42,566
Due to affiliate		4,782
Other receivables		25
Accounts payable and accrued expenses		(19,145)
Due from parent		(1,077)
Prepaid expenses		(452)
Net cash used in operating activities		(245,269)

Cash flows from investing activities

Proceeds from securities sold not yet purchased	291
Net cash provided by investing activities	291

Cash flows from financing activities

Member contributions	105,000
Net cash provided by financing activities	105,000

Net decrease in cash		(139,978)
Cash - beginning		1,259,505
Cash - ending	$	1,119,527

Supplemental disclosure of cash flow information:

Cash paid during the year for interest	$	1,680

The accompanying notes are an integral part of these financial statements.

1. Organization

Bayes Capital Markets LLC (the "'Company'"), a Delaware limited liability company whose sole member is BCM Holdings LLC (the "Parent"). The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Securities Investor Protection Corporation ("SIPC"). The Company is a member of the NASDAQ OMX PHLX and is a market-maker on the PSX.

The Company is exempt under section (k)(2)(ii) from SEC Rule 15c3-3 (the "Customer Protection Rule") in that it introduces its customer, Bayes Capital LLC, an affiliated broker-dealer (the "Affiliate"), on a fully-disclosed basis to Electronic Transaction Clearing, Inc. ("ETC"), its clearing broker with whom it is required to maintain minimum equity, including cash and positions, of not less than $150,000.

2. Summary of Significant Accounting Policies

Basis of Presentation
The accompanying financial statements of the Company have been prepared on the accrual basis of accounting.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition
Rebate income is earned from the PSX by providing transaction flow which increases the exchange's liquidity. Trading income or loss is generated by providing quotes (both bid and offer) on the PSX for equity securities, whereby a profit or loss is earned on the bid-offer spread.

Income Taxes
No provision for federal or state income taxes has been made in the accompanying financial statements since such liabilities, if any, are the responsibility of the Parent.

The authoritative guidance issued by the Financial Accounting Standards Board requires management to determine whether it is more likely than not that a tax position will be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than 50% likely of being realized upon settlement. De-recognition of a tax benefit

previously recognized could result in the Company recording a tax liability that would reduce net assets. Tax penalties and interest, if any, would be accrued as incurred and would be recorded on the statement of operations. The Parent files tax returns as prescribed by the tax laws of the jurisdiction in which it operates. As of December 31, 2016, the Parent's U.S. federal return and state returns for the years 2013 onward are open under the normal statute of limitations. As of December 31, 2016, the Parent did not have any unrecognized tax liabilities on behalf of the Company.

3. **Cash**

At December 31, 2016, cash consists of a checking account at a major bank which is insured up to $250,000 by the Federal Deposit Insurance Corporation resulting in exposure in excess of such insurance coverage of $872,694 including outstanding checks.

4. **Concentration of Credit Risk and Financial Instruments with Off-Balance Sheet Credit Risk**

In the normal course of business, the Company's activities involve the execution of customer securities transactions which are settled by its clearing broker. The agreement between the Company and its clearing broker provides that the Company is responsible for all required customer payments, maintenance of the margin in each margin account, payment of any unsecured debit balances, and payment and delivery of securities in good form related to nonperformance of its customers. These activities may expose the Company to off-balance-sheet credit risk in the event the customer is unable to fulfill its contractual obligations. In the event a customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the customer's obligations, or the clearing broker has the right to execute purchases and sales if the Company declines to act.

The Company seeks to control off-balance-sheet credit risk by monitoring its customer transactions, properly training and supervising personnel, reviewing information it receives from its clearing broker on a daily basis, and reserving for doubtful accounts when necessary.

5. **Related-Party Transactions**

The Company has entered into an expense sharing agreement with the Parent, under which the Company does not pay directly for any, rent, regulatory, consulting, travel or general office expenses. In 2016, the Company was charged $31,478 pursuant to the terms of this agreement. In addition, the Company, the Parent and the Affiliate, may pay expenses on each other's behalf, which are subsequently reimbursed. As of December 31, 2016, $1,077 was due from the Parent and $4,782 was due to the Affiliate.

6.   **Net Capital Requirements**

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, as both defined, shall not exceed 15 to 1. In accordance with the Rule, the Company is required to maintain defined minimum net capital equal to the greater of $100,000 or 1/15 of aggregate indebtedness.

At December 31, 2016, the Company had net capital, as defined, of $1,240,048, which exceeded the required minimum net capital of $100,000 by $1,140,048. Aggregate indebtedness at December 31, 2016 totaled $31,509. The ratio of aggregate indebtedness to net capital was .03 to 1.

7.   **Subsequent Events**

Subsequent events were evaluated through February 23, 2017, the date the financial statements were available to be issued, and the Company has concluded that no subsequent events have occurred that would require recognition in the financial statements or disclosure in the notes to the financial statements.

Bayes Capital Markets LLC   Schedule I
Computation of Net Capital
Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2016

Net capital:

Total members' equity		$	1,241,632
Deduct nonallowable assets:			
Due from parent	1,077		
Prepaid expenses	452		
			1,529
Net capital before haircuts on securities (tentative net capital)			1,240,103
Haircuts on securities			(55)
Net capital		$	1,240,048
Aggregate indebtedness:			
Accounts payable and accrued expenses		$	26,727
Due to affiliate			4,782
Total aggregate indebtedness		$	31,509
Computation of basic net capital requirement:			
Minimum net capital requirement (6 2/3 % of aggregate indebtedness or $100,000, whichever is greater)		$	100,000
Excess net capital at 1500 percent		$	1,140,048
Excess net capital at 1000 percent		$	1,236,897
Ratio of aggregate indebtedness to net capital			0.03

Bayes Capital Markets LLC   Schedule II

Computation for Determination of Reserve Requirement Under Rule 15c3-3
of the Securities and Exchange Commission
December 31, 2016

The Company has claimed exemption from Rule 15c3-3 under the provisions of Section (k)(2)(ii).

A.   Reconciliation of Computation of Net Capital

1.	Net capital, per FOCUS Report, Part IIA	$	1,240,048
	Net Capital, per schedule I	$	1,240,048

2.	Aggregate indebtedness per FOCUS Report, Part IIA	$	31,509
	Aggregate indebtedness, per schedule I	$	31,509



CERTIFIED PUBLIC ACCOUNTANTS

2035 HAMBURG TURNPIKE, UNIT H
WAYNE, NEW JERSEY 07470
TELEPHONE: (973) 831-6969
FAX: (973) 831-6972
E-MAIL: POLCARICO@OPTONLINE.NET

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of Bayes Capital Markets, LLC
Westwood, NJ 07675

We have reviewed management's statements, included in the accompanying *Computation for Determination of Reserve Requirement Under Rule 15c3-3 of the Securities and Exchange Commission*, in which (1) Bayes Capital Markets, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Bayes Capital Markets, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: Section (k)(2)(ii)(the "exemption provisions") and (2) Bayes Capital, LLC stated that Bayes Capital Markets, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Bayes Capital Markets LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Bayes Capital Markets LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii)) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Polcari & Company

POLCARI & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS

Wayne, New Jersey
February 23, 2017

Rule 15c3-3 Exemption Report
December 31, 2016

Bayes Capital Markets LLC ("the Company")

The Company, to its best knowledge and belief, during the year ended December 31, 2016, (1) claimed an exemption under paragraph (k)(2)(ii) of Rule 15c3-3 and (2) met the exemptive provisions in paragraph (k)(2)(ii) without exception.

Name: Douglas Sanzone
Title: CEO
Date: February 23, 2017